

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Ajay Kochhar
Chief Executive Officer and Director
Li-Cycle Holdings Corp.
2229 San Felipe Street, Suite 1450
Houston, TX 77019

>   **Re: Li-Cycle Holdings Corp.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed June 7, 2021**
>   **File No. 333-254843**

Dear Mr. Kochhar:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

Form F-4/A2 Filed June 7, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 71

1.   We note that you present two pro forma redemption scenarios, depicting a range of possibilities between no redemption and redemption of 24,273,319 Class A Shares in exchange for $242.7 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur. If you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.

If applicable, also expand your disclosures of Comparative Share Information on page 80 to include the effects on share data from such additional pro forma scenario.

The Business Combination
Certain Projected Financial Information, page 104

2.   We note that you added disclosure in the last sentence of the second paragraph in response to prior comment three, to explain that you will provide an update to the projections if you determine that the previously disclosed projections no longer have a reasonable basis, although you have retained disclosure in the third paragraph on page 105 disclaiming any responsibility to update or revise the projections "…even in the event that any or all of the assumptions underlying the financial projection are shown to be in error or change." Please remove or substantially revise this paragraph and other disclaimer disclosures under this heading to acknowledge your responsibility and to clarify the circumstances under which updates will be provided to resolve this inconsistency.

3.   We note that you added disclosure in the last sentence to the fourth paragraph in response to prior comment three, to explain that projected amounts were probable, "based on the assumptions" made, though without indicating whether you regard the assumptions as probable and consistent with your business plans. In the second paragraph you continue to state you do not consider the projections to be "necessarily" predictive, investors should not view the projections as indicative of future results, and investors should not rely on the financial projections in making a decision regarding the transaction.

We see that you modified disclosure in the third paragraph, which was added in response to an earlier comment, to now indicate that assumptions underlying the projections were considered by Li-Cycle to have been reasonable and supportable "at the time made"; and in the fourth paragraph, you state that "Various assumptions underlying the projections may prove not to have been, or may no longer be, accurate."

Please reconcile unclear statements about whether the projections, including the assumptions upon which the projections are based, currently have a reasonable basis. It should be clear whether your management and board, based on their review and having considered and evaluated the various uncertainties referenced in your disclosures, regard the projections to be nevertheless reasonable and consistent with expectations.

4.   We note your disclosure explaining that the projections are not dependent on the consummation of the Business Combination, except for assuming that Li-Cycle will receive the proceeds in the trust account and PIPE Financing in connection with the Business Combination. Please clearly explain how the projections are not dependent on completing the transaction, disclose the combined amount of funds and level of redemptions associated with your assumption, explain your rationale and describe the implications for other reasonably possible levels of redemptions, e.g. as these may pertain to the number of spokes and hubs that are projected to be established over the next five years. Please disclose how the cost of capital is expected to impact the projected cash

flows for each period and how other reasonably possible levels of redemptions would lead to different results.

5.   Please expand your list of inputs on pages 105-107 to include a tabulation quantifying all material assumptions for each period, and to describe the basis or rationale for each item. Your discussion should bridge from the historical results and provide context to understand how the assumptions were formulated and correlate with your experience, resources and business plans.

      For example, considering that revenues were $0.8 million in 2020, while operating two spokes during this first year that Li-Cycle was not in the development stage, explain how the $11.5 million revenue projection for 2021 is consistent with also having just two spokes operating in 2021, and $1.0 million in revenues for the first quarter. Please disclose the number of "spokes" and "hubs" underlying the projections for each year, differentiating between the 100% owned spokes in North America/Europe and the 50% owned spokes in Asia, culminating in twenty spokes and four hubs by 2025 with a projected $957.8 million in revenue for that year. Please describe the ramp-up timeframes along with your assumptions about utilization of capacity during and following the ramp-up periods. Please explain how the assumptions in each instance are supported and how uncertainties were assessed in determining they were reasonable.

      The incremental disclosures should similarly address the volume and composition of material to be processed, the resulting product mix – differentiating between products to be sold from the spokes and products to be sold after further processing at the hubs, recovery percentages, metal accountability rates based on the purity of the products, and the extent to which spokes will contribute all of the black mass that is projected to be processed at the hubs. Please also explain how the cost assumptions for the various items identified correlate or diverge from the corresponding costs reported in the historical financial statements.

6.   We have read your response to prior comment 4 referencing the various disclosures that you have provided about the assumptions. However, we intended that you provide information about the extent to which your management, sponsor, board or representatives, prescribed or relayed specific instructions, guidelines, parameters, inputs and assumptions to management of Li-Cycle in conjunction with your request to have the projections prepared. We reissue prior comment 4.

Information About Li-Cycle
General, page 185

7.   We note your disclosure on page 186, referring to your end products lithium carbonate, nickel sulphate and cobalt sulphate, stating "Li-Cycle's production costs are on average lower than the mining and processing costs otherwise incurred by suppliers to produce these materials." Please expand your disclosure to clarify how you have compared Li-Cycle's limited historical results in processing materials at the spokes (without a hub for

processing your "black mass" into these products), to the costs incurred by mining companies/other potential competitors in formulating this assertion. Please also explain how you have determined that products that will be produced at the hubs will have the requisite levels of purity to participate in the market for these products, and at costs that are lower than mining and processing costs normally incurred in producing these minerals.

<u>Li-Cycle Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors Affecting Li-Cycle's Performance, page 198</u>

8. We note your disclosure on page 199, stating that "Li-Cycle has approximately 30% North American market share." Tell us how you have defined and measured the market and how you have calculated the Li-Cycle share; identify and describe the sources of information that you have compiled and evaluated in formulating your statistic.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon